Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

March 30, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Ms. Sabo,

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on February 29, 2016 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on January 15, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, with respect to the Touchstone International Growth Fund (the "Fund"), a new series of the Trust.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please provide a “Tandy Letter” along with your response to comments of the Staff.

Response: Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.

2.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information will be finalized in the 485(b) filing.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) under the Securities Act on March 31, 2016.

3.     In each place in the Fund's Prospectus and SAI where there is a reference to the SEC's website, please change the reference from "Sec.gov" to "https://www.sec.gov".

Response: The requested revision has been made.

4.     In each place in the Fund's Prospectus and SAI where there is a reference to a statutory or regulatory limitation, please explain what the limitation is (e.g., page 7 of the Prospectus under the heading "Other Investment Companies" and page 10 of the SAI under the heading "Diversification").

Response: The requested disclosure has been added.

Prospectus

5.     Please remove the duplicative percentage signs in the "Annual Fund Operating Expenses" table.

Response: The requested revision has been made.

6.     In footnote 1 of the "Annual Fund Operating Expenses" table, please explain the statement "Other Expenses are estimated". What is the estimate based upon?

Response: The requested disclosure has been added. "Other Expenses" are estimated based on expenses incurred by other equity funds within the Touchstone fund complex during the most recent fiscal year.

7.     Large-cap risk, mid-cap risk, and small-cap risk currently appear in the "Principal Risks" section, but are not specifically covered in the "Principal Investment Strategies" section. Please add to the "Principal Investment Strategies” section corresponding disclosure specific to the types of securities addressed in the risks.

Response: The requested disclosure has been added.

8.     In the "Investment Strategies and Risks" section, please make sure to be fully responsive to Item 9(b)(2) of Form N-1A.

Response: In the "Investment Strategies and Risks" section, disclosure has been added to address how the Fund's adviser decides which securities to buy and sell.

9.     Please differentiate between the "Risk/Return Summary" presented in response to Item 4 of Form N-1A and the information presented in response to Item 9 of Form N-1A so that the response to Item 4 contains a summary of the response to Item 9.

Response: The information presented in response to Items 4(a) and 4(b) of Form N-1A have been revised to present a summary of the principal investment strategies and the principal risks of the Fund.

10.     In the "Choosing a Class of Shares - Waiver of Class A Sales Charge" section, please make the following revisions:

(a) Please separate the definitions of "employee" from "immediate family members" so that there are two separate definitions.

Response: These definitions have been separated and now appear as two separate footnotes as requested.

(b) Please add "brothers and sisters" to the definition of "immediate family members".

Response: The requested revision has been made.

11.     In the "Investing with Touchstone - Selling Your Shares" section, please add the word "systematic" before "withdrawals" under the first two bullets under the "Through Touchstone Securities — Through a systematic withdrawal plan" heading.

Response: The requested disclosure has been added.

12.     In the "Investing with Touchstone - Receiving Sale Proceeds" section, please add an example of an unusual circumstance that is referenced under the "Redemption In-Kind" heading.

Response: The requested disclosure has been added.

13.     Please make the following revisions to the back cover of the Prospectus:

(a) Please add a statement that all Fund documents are available free of charge.

Response: The requested disclosure has been added.

(b) Please reduce the font size of the Investment Company Act file number in accordance with the instructions of Form N-1A, Item 1(b)(4).

Response: The font size has been reduced as requested.

Statement of Additional Information

14.     In the "Permitted Investments and Risk Factors" section, consider adding a statement at the beginning of each sub-section indicating that the Fund may invest in such security or engage in such practice, as applicable, such as the statement that appears under the heading "Over-the-Counter Stocks".

Response: The requested disclosure has been added.

15.     In the charts and tables that appear throughout the SAI, please make sure there is conformity in the way that footnotes are formatted.

Response: The requested revisions have been made.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford

Meredyth A. Whitford

cc:        Renee Hardt, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

EXHIBIT A

March 30, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Ms. Sabo:

In connection with the Trust’s response to certain oral comments received from the Commission staff on February 29, 2016, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on January 15, 2016, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Sincerely,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer